                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON D.C.  20549

                                   FORM 11-K

                Annual Report Pursuant to Section 15 (d) of the
                        Securities Exchange Act of 1934



(Mark One)

     Annual Report pursuant to Section 15 (d) of the Securities Exchange Act of 1934
 X                    (No Fee Required)
---

     For the fiscal year ended December 31, 2000

                                      OR

     Transition report pursuant to Section 15 (d) of the Securities Exchange Act of
_____ 1934 (No Fee Required)

     For the transition period from ______ to _____

                         Commission File number 1-1105

--------------------------------------------------------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         NCR CORPORATION SAVINGS PLAN

     B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                NCR CORPORATION
               1700 South Patterson Boulevard, Dayton, OH  45479

NCR Savings Plan
Financial Statements and
Supplemental Schedule
December 31, 2000 and 1999

                               NCR Savings Plan

                         Index to Financial Statements
                           and Supplemental Schedule
                           -------------------------




                                                                  Page(s)
                                                                  -------

Report of Independent Accountants...............................     2

Financial Statements:

  Statements of Net Assets Available for Benefits
     as of December 31, 2000 and 1999...........................     3

  Statement of Changes in Net Assets Available for
     Benefits for the Year Ended December 31, 2000..............     4

  Notes to Financial Statements.................................   5-9

Supplemental Schedule*:.........................................    10

  Schedule H, Line 4i - Schedule of Assets Held for Investment
     Purposes At End of Year....................................    11

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                       Report of Independent Accountants


To the Participants and
Administrator of the NCR Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the NCR Savings Plan (the "Plan") at December 31, 2000 and December 31, 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, "Schedule of Assets Held for Investment Purposes at End of Year," is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Dayton, Ohio
June 8, 2001

NCR Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2000 and 1999
-------------------------------------------------------------------------------

                                                             December 31,

                                                         2000                 1999
                                                    --------------       --------------
Assets

Investments at fair value                           $1,808,583,133       $1,937,318,526
Investments at contract value                            4,727,926           15,673,850

Receivables                                              5,019,312            3,087,696
                                                    --------------       --------------

        Total  assets                                1,818,330,371        1,956,080,072
                                                    --------------       --------------

Liabilities

Accounts payable                                         1,822,572            1,784,634
Accrued expenses                                           505,931              502,154
                                                    --------------       --------------

        Total  liabilities                               2,328,503            2,286,788
                                                    --------------       --------------

Net assets available for benefits                   $1,816,001,868       $1,953,793,284
                                                    ==============       ==============

  The accompanying notes are an integral part of these financial statements.

NCR Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2000
-------------------------------------------------------------------------------

                                                                  Year Ended
                                                               December 31, 2000
                                                               -----------------
Additions

 Additions to net assets attributed to:
  Investment income:
   Interest                                                      $   10,021,533
   Dividends                                                         48,320,883
   Interest on participant loans                                      1,016,920
                                                                 --------------
     Total investment income                                         59,359,336
                                                                 --------------

  Contributions:
   Participant                                                       75,421,733
   Employer, net of forfeitures                                      29,047,783
                                                                 --------------
     Total contributions                                            104,469,516
                                                                 --------------

  Asset transfer from Ceres Plan (see Note 5)                           428,008
                                                                 --------------

     Total additions                                                164,256,860
                                                                 --------------

Deductions

 Deductions from net assets attributed to:
  Net realized and unrealized depreciation in fair value of         145,911,145
   investments
  Benefits paid to participants                                     154,142,208
  Administrative expenses                                             1,994,923
                                                                 --------------
     Total deductions                                               302,048,276
                                                                 --------------
     Net decrease                                                  (137,791,416)
                                                                 --------------

Net assets available for benefits
 Beginning of year                                                1,953,793,284
                                                                 --------------

 End of year                                                     $1,816,001,868
                                                                 ==============

  The accompanying notes are an integral part of these financial statements.

NCR Savings Plan
Notes to Financial Statements
-------------------------------------------------------------------------------

1.   Description of the Plan

     General

     The NCR Savings Plan (the "Plan") is a defined contribution plan established on May 1, 1985 by NCR Corporation (the "Company") to give the Company's employees more control over, and participation in, the accumulation of capital for their retirement.

     The Plan is designed to qualify as a profit-sharing plan with a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended. It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     The Plan covers all eligible U.S. employees of the Company (other than certain categories of part-time, temporary and intern employees) and its domestic subsidiaries, except for employees covered by a collective bargaining agreement.

     Contributions and Funding

     All eligible employees of the Company may defer a portion of their compensation by making tax-deferred contributions, as well as after-tax contributions, to the Plan. Participants may elect to contribute up to twenty percent of their eligible compensation. The maximum contribution percentage limits vary based upon the participant's base salary. Annual tax-deferred contributions per participant for the 2000 and 1999 Plan years were limited to $10,500 and $10,000, respectively.

     For each dollar contributed by a participant, up to a maximum six percent of compensation, the Company funds an additional matching amount. The Company's matching contributions are seventy-five percent of the first three percent of pay contributed by a participant and fifty percent of the next three percent of pay contributed by a participant, whether on a tax-deferred or after-tax basis.

     Participants direct their contributions, as well as the Company's matching contributions, among various investment strategies, as well as mutual funds, market index funds, a money market fund and the NCR Unitized Stock Fund, which invests primarily in NCR Common Stock. The investment strategies are comprised of a combination of mutual funds and are managed to derive returns subject to the associated risk tolerance. Effective January 2, 2001, the Company added a broader range of mutual funds to its investment options.

     Vesting

     Participants are immediately vested in their contributions plus actual earnings thereon. Company matching contributions vest in increments of one-fifth each year, over a five-year period beginning with the participant's hire date.

     Participants become fully vested in their account (i) upon attainment of age 65, (ii) upon retirement, (iii) upon termination of employment due to a "reduction in force", (iv) in the event of death, or (v) in the event of total and permanent disability. Upon termination of employment, participants are entitled to full distribution of their contributions and all vested Company match contributions; all non-vested Company match contributions are forfeited. These forfeitures are reallocated and used to reduce future Company matching contributions. During the Plan year, forfeitures used to offset Company matching contributions are considered immaterial in relation to the Plan taken as a whole.

     Participant Accounts

     Each participant's account is credited with the participant's contributions, Company contributions and Plan earnings. Participants' accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

     Participants may withdraw any employee tax-deferred contributions during their employment in the case of a "hardship" (as defined by the Plan), and participants may withdraw after-tax employee contributions for any reason. The participants may not withdraw any Company match contributions or any earnings on Company match or employee contributions until they terminate employment with the Company.

     Participant Loans

     Participants may borrow from the Plan, limited by restrictions set forth in the Plan document. A fixed interest rate is applied to the loan based on the prime rate (as reported by the Wall Street Journal) in effect on the twentieth business day of the month, prior to the month of the transaction. The term of the loan may be between twelve and fifty-six months. Upon default, participants are considered to have received a distribution and are subject to income taxes on the distribution amount.

     Termination of the Plan

     It is the present intention of the Company to continue the Plan indefinitely. However, the Company reserves the right to terminate the Plan at any time by action of the Board of Directors. No amendment or termination of the Plan may adversely affect a participant's accrued benefits on the date of the amendment or termination. No amendment may change the requirement that the assets of the Savings Plan Trust (the "Trust") must be used for the exclusive benefit of the participants, the former participants and the beneficiaries.

     Upon termination of the Plan, the Company may, at its option, continue the Trust in existence or cause the Trust to be liquidated. If the Trust is liquidated, distributions will be made to the various participants, former participants and beneficiaries in a single lump sum promptly after liquidation is effective. If the Trust is not liquidated, distributions will be made to the various participants when they cease employment. For a complete description of the Plan, participants should refer to the Plan Document.

     Risk and Uncertainties

     The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.


2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual basis of accounting.

     Investment Valuation and Income Recognition

     All of the Plan's investments are stated at fair value, except for guaranteed investment contracts which, in accordance with generally accepted accounting principles, are stated at contract value. Fair values have been estimated based on quoted market amounts of the underlying investments.

     Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

     Plan Expenses

     All initial and ongoing administrative costs of the Plan are paid by the Company, except for a $50 participant loan application fee. Brokerage fees and commissions are included in the cost of investments when purchased and in determining the net proceeds on sales of investments. Investment management fees are paid from the respective assets of the investment option.

     The Plan's primary investment manager is Fidelity Investments (Fidelity). An affiliate of Fidelity serves as the record keeper for the Plan's participant data. Another affiliate of Fidelity serves as the trustee of the Plan.

     Payments to Withdrawing Participants

     The Plan records payments to withdrawing participants at the time of disbursement.

     Rollover Contributions and Transfers

     Participant rollover contributions and transfers from other defined contribution plans are included as participant contributions in the Statement of Changes in Net Assets Available for Benefits.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3.   Investments

     The following presents investments that represent five percent or more of the Plan's net assets:

                                                              December 31,
                                                          2000               1999
                                                      -------------     ---------------
Axe Houghton Small Cap Fund, 7,639,963 and
 5,362,989  shares, respectively                       $ 98,631,925        $ 88,124,632

BGI U.S. Debt Index Fund, 15,852,685 and 12,070,832
 shares, respectively                                   221,144,950         150,764,688

Fidelity Contrafund, 1,874,322 and 1,820,499 shares,
 respectively                                            92,160,407         109,266,333

Fidelity Institutional Cash Portfolio, 75,084,134 an
 99,741,757 shares, respectively                         75,084,134          99,741,757

Fidelity Magellan Fund Inc., 1,071,732 and 1,600,875
 shares, respectively                                   127,857,590         218,727,563

Fidelity Select Equity Portfolio, 6,116,889 and ,
 6,187,978 shares, respectively                         249,263,228         273,632,398

Fidelity Select International Portfolio 2,224,468 an
 1,064,782 shares, respectively                         173,152,617          94,680,424

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $145,911,145 as follows:

  Mutual funds and common/collective trusts                     $(169,107,867)
  Common stock                                                     23,196,722
                                                                --------------

                                                                $(145,911,145)
                                                                --------------

4.   Tax Status

     The Company received its latest favorable determination letter, dated November 6, 1995, from the Internal Revenue Service as to the qualified status of the Plan under Section 401(a) of the Internal Revenue Code (the
     Code). Therefore, the Plan's Administrator believes that the Plan was qualified and the related Trust is exempt from federal income taxes under
     Section 501(a) of the Code. Accordingly, income taxes are not provided for in the accompanying financial statements. Participant contributions, except for those contributions which participants elect to be tax-deferred under
     Section 401(k), are taxable to the participants in the year their contributions are made.

     Participants are liable for federal income taxes relative to their Section 401(k) contributions, the Company match contributions and the earnings of the Plan when the contributions are distributed to them.

     The Plan has been amended since receiving the determination letter. However, the Plan's Administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code.

5.   Asset Transfer from Ceres Plan

     During the Plan year, Ceres Integrated Solutions, LLC merged into NCR Corporation, with NCR being the surviving corporation. The net assets of the Ceres Plan were transferred into the Plan on October 3, 2000, and the Ceres Plan ceased to exist.

                                NCR Savings Plan


                             Supplemental Schedule

NCR Savings Plan
Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
at End of Year**
December 31, 2000
-------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
                                                                   Number of           Fair Market
                   Identity of Issue                                Shares                Value
--------------------------------------------------------     -------------------    -----------------
Common/Collective Trusts:
   BGI Equity Index                                                    2,180,409       $   37,873,700
   BGI EAFE Index                                                      2,016,742           40,213,842
   BGI Russell 2000                                                    1,915,720           21,907,119
   BGI U.S. Debt Index Fund                                           15,852,685          221,144,950
Registered Investment Companies:
   Alliance Quasar                                                       236,424            5,563,046
   American Century Ultra Invests Fund                                 2,392,877           77,457,438
   Axe Houghton Small Cap Fund                                         7,639,963           98,631,925
   Columbus Circle Small Cap Fund                                        758,880           23,420,566
   Fidelity Aggressive Equity Fund *                                      74,671           64,319,321
   Fidelity Contrafund *                                               1,874,322           92,160,407
   Fidelity Diversified International *                                  828,715           18,182,002
   Fidelity Growth & Income Portfolio *                                1,820,930           76,661,156
   Fidelity Institutional Cash Portfolio *                            75,084,134           75,084,134
   Fidelity Magellan Fund Inc. *                                       1,071,732          127,857,590
   Fidelity Managed Inv. Contract Portfolio (GIC's) *                  4,727,926            4,727,926
   Fidelity Puritan Fund *                                               621,753           11,707,614
   Fidelity Retirement Money Market *                                 56,550,695           56,550,695
   Fidelity Select Equity Portfolio *                                  6,116,889          249,263,228
   Fidelity Select International Portfolio *                           2,224,468          173,152,617
   Fidelity U.S. Equity Index Portfolio *                              1,027,636           39,368,727
   Janus Worldwide                                                     1,498,013           85,176,991
   Legg Mason Small Cap Fund                                           3,960,385           68,102,787
   Legg Mason Value Trust                                              2,303,784           40,592,673
Employer Related Investment:
   NCR Common Stock *                                                  1,684,009           82,726,942
Participant Loans (a)*                                                                     21,463,663
                                                                                    -----------------

                                                                                       $1,813,311,059
                                                                                    =================


(a) The participant loan interest rates are between 7.25% - 9.25%. The loan terms are between 12 and 56 months.

*    Party-in-interest

** This schedule represents those assets required to be reported under Department of Labor Section 2520.103-11 and Form 5500 Schedule H, Line 4i.

NCR Savings Plan. Pursuant to the requirements of the Securities Exchange Act of
-----------------
1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                               NCR SAVINGS PLAN


                               By: /s/ Bo Sawyer
                        NCR Savings Plan Administrator


Date: June 8, 2001

                                 Exhibit Index


Exhibit No.
-----------

23                       Consent of PricewaterhouseCoopers LLP